EXHIBIT 99.1

Amryt and Swixx Sign Distribution Deal for Lojuxta

AMRYT PHARMA PLC

(“Amryt” or the “Company”)

AMRYT AND SWIXX SIGN DISTRIBUTION DEAL FOR LOJUXTA® ACROSS 17 JURISDICTIONS IN
CENTRAL AND EASTERN EUROPE (“CEE”)

DUBLIN, Ireland, and Boston MA, October 19 2020,  Amryt (Nasdaq: AMYT, AIM: AMYT), a global, commercial-stage biopharmaceutical company dedicated to developing and commercializing novel therapeutics to treat patients suffering from serious and life-threatening rare diseases, today announces the signing of a distribution agreement with Swixx BioPharma AG (“Swixx”) of Baar, Switzerland.  Amryt has appointed Swixx as exclusive distributor of Lojuxta® (lomitapide)  across 17 jurisdictions in CEE.  This agreement follows on from Amryt’s appointment in June 2020 of Swixx as exclusive distributor of Myalepta® (metreleptin) across the CEE territories.

Under the agreement, Swixx will distribute Lojuxta® from October 2020 in Albania, Bosnia and Herzegovina, Bulgaria, Croatia, Estonia, Kosovo, Latvia, Lithuania, Montenegro, North Macedonia, Poland, Romania, Serbia and Slovakia. In addition, from January 2021, Swixx will expand its distribution of Lojuxta® into Czech Republic, Hungary and Slovenia.

Joe Wiley, CEO of Amryt Pharma, commented: “Lomitapide is an important contributor to Amryt’s commercial performance and growth and today’s announcement demonstrates the progress we are making in expanding lomitapide’s reach in existing and new territories. This agreement will help bring lomitapide to even more patients in need.  Also, we are excited to grow and consolidate our existing partnership with Swixx who currently distribute metreleptin exclusively across the CEE territories.”

Enquiries:

Amryt Pharma plc	+353 (1) 518 0200
Joe Wiley, CEO Rory Nealon, CFO/COO
LifeSci Advisors, LLC	+1 (212) 915 2564
Tim McCarthy
Consilium Strategic Communications	+44 (0) 20 3709 5700
Amber Fennell, Matthew Neal, Ashley Tapp

About Amryt

Amryt is a biopharmaceutical company focused on developing and delivering innovative new treatments to help improve the lives of patients with rare and orphan diseases. Amryt comprises a strong and growing portfolio of commercial and development assets.

Amryt’s commercial business comprises two orphan disease products.

Juxtapid®/ Lojuxta® (lomitapide) is approved as an adjunct to a low-fat diet and other lipid-lowering medicinal products for adults with the rare cholesterol disorder, Homozygous Familial Hypercholesterolaemia ("HoFH") in the US, Canada, Columbia, Argentina and Japan (under the trade name Juxtapid®) and in the EU (under the trade name Lojuxta®). HoFH is a rare genetic disorder which impairs the body's ability to remove low density lipoprotein ("LDL") cholesterol ("bad" cholesterol) from the blood, typically leading to abnormally high blood LDL cholesterol levels in the body from before birth - often ten times more than people without HoFH - and subsequent aggressive and premature cardiovascular disease.

Myalept® / Myalepta® (metreleptin) is approved in the US (under the trade name Myalept®) as an adjunct to diet as replacement therapy to treat the complications of leptin deficiency in patients with congenital or acquired generalized lipodystrophy (GL) and in the EU (under the trade name Myalepta®) for the treatment of leptin deficiency in patients with congenital or acquired GL in adults and children two years of age and above and familial or acquired partial lipodystrophy (PL) in adults and children 12 years of age and above for whom standard treatments have failed to achieve adequate metabolic control. Metreleptin is also approved for lipodystrophy in Japan. Generalised and partial lipodystrophy are rare disorders characterised by loss or lack of adipose tissue resulting in the deficiency of the hormone leptin, produced by fat cells and are associated with severe metabolic abnormalities including severe insulin resistance, diabetes, hypertriglyceridemia and fatty liver disease.

Amryt's lead development candidate, FILSUVEZ® is a potential treatment for the cutaneous manifestations of EB, a rare and distressing genetic skin disorder affecting young children and adults for which there is currently no approved treatment.  In September 2020, Amryt reported positive top line results from its pivotal global phase 3 trial of FILSUVEZ® in EB.  FILSUVEZ® has been granted Rare Pediatric Disease Designation and has also received a Fast Track Designation from the U.S. Food and Drug Administration.

In March 2018, Amryt in-licenced a pre-clinical gene-therapy platform technology, AP103, which offers a potential treatment for patients with Recessive Dystrophic Epidermolysis Bullosa, a subset of EB, and is also potentially relevant to other genetic disorders.

For more information on Amryt, including products, please visit www.amrytpharma.com.

This announcement contains inside information for the purposes of article 7 of the Market Abuse Regulation (EU) 596/2014.

The person making this notification on behalf of Amryt is Rory Nealon, CFO/COO and Company Secretary.

About Swixx BioPharma AG

Swixx operates fully owned subsidiaries across Central and Eastern Europe. With 500 employees and sales exceeding €200m in 2020, Swixx is now the largest and fastest-growing dedicated agent for biopharma and self-medication innovative companies in CEE. The company has gathered outstanding rare disease, oncology, haematology, specialty and self-medication talent under one roof.

Financial Advisors
Shore Capital (Edward Mansfield, Daniel Bush, John More) are NOMAD and Joint Broker to Amryt in the UK. Stifel (Ben Maddison) are Joint Broker to the company in the UK.  Davy (John Frain, Daragh O’Reilly) act as Joint Broker to the company.

Forward-Looking Statements
Statements in this announcement with respect to Amryt's business, strategies, timing for completion of and announcing results from the EASE trial, the potential impact of closing enrollment in the EASE trial, as well as other statements that are not historical facts are forward-looking statements involving risks and uncertainties which could cause the actual results to differ materially from such statements. Statements containing the words "expect", "anticipate", "intends", "plan", "estimate", "aim", "forecast", "project" and similar expressions (or their negative) identify certain of these forward-looking statements. The forward-looking statements in this announcement are based on numerous assumptions and Amryt's present and future business strategies and the environment in which Amryt expects to operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These statements are not guarantees of future performance or the ability to identify and consummate investments. Many of these risks and uncertainties relate to factors that are beyond each of Amryt's ability to control or estimate precisely, such as future market conditions, the course of the COVID-19 pandemic, currency fluctuations, the behaviour of other market participants, the outcome of clinical trials, the actions of regulators and other factors such as Amryt's ability to obtain financing, changes in the political, social and regulatory framework in which Amryt operates or in economic, technological or consumer trends or conditions. Past performance should not be taken as an indication or guarantee of future results, and no representation or warranty, express or implied, is made regarding future performance. No person is under any obligation to update or keep current the information contained in this announcement or to provide the recipient of it with access to any additional relevant information that may arise in connection with it. Such forward-looking statements reflect the Company’s current beliefs and assumptions and are based on information currently available to management.